UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

TILE SHOP HOLDINGS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

88677Q109
(CUSIP Number)

Robert A. Rucker
c/o Tile Shop Holdings, Inc.
14000 Carlson Parkway
Plymouth, Minnesota 55441

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

August 21, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88677Q109

1		NAME OF REPORTING PERSONS The Tile Shop, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION State of Minnesota, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,518,320 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,518,320 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,518,320 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6% (2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Includes 8,313,792 shares of common stock, par value $0.0001 per share (the “Common Stock”) of the Tile Shop Holdings, Inc. (the “Issuer”) held by The Tile Shop, Inc. (“TS Inc.”) and 1,204,528 shares of Common Stock issuable upon exercise of warrants held by TS, Inc. Robert A. Rucker (“Rucker”) is the sole officer and member of the board of directors of TS, Inc., holds sole voting and dispositive power over the securities held by TS, Inc., and may be deemed to beneficially own the securities held by TS, Inc.

(2) Calculated based on 42,829,884 shares of Common Stock issued and outstanding as of August 21, 2012, which includes the 42,534,884 shares of Common Stock disclosed in the Issuer’s prospectus filed pursuant to Rule 424(b)(3) on August 3, 2012 together with 295,000 shares of restricted Common Stock issued in connection with the closing of the Business Combination (as defined below), without giving effect to the provisions of the 20% Letter Agreement (as defined below).

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CUSIP NO. 88677Q109

1		NAME OF REPORTING PERSONS Robert A. Rucker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) SC, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,768,320 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,768,320 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,768,320 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2% (2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes 8,313,792 shares of Common Stock held by TS, Inc., 1,204,528 shares of Common Stock issuable upon exercise of warrants held by TS, Inc., and 250,000 shares of restricted Common Stock held by Rucker. Rucker is the sole officer and member of the board of directors of TS, Inc., holds sole voting and dispositive power over the securities held by TS, Inc., and may be deemed to beneficially own the securities held by TS, Inc.

(2) Calculated based on 42,829,884 shares of Common Stock issued and outstanding as of August 21, 2012, which includes the 42,534,884 shares of Common Stock disclosed in the Issuer’s prospectus filed pursuant to Rule 424(b)(3) on August 3, 2012 together with 295,000 shares of restricted Common Stock issued in connection with the closing of the Business Combination (as defined below), without giving effect to the provisions of the 20% Letter Agreement (as defined below).

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Item 1.                  Security and Issuer.

(a)          This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Tile Shop Holdings, Inc., a Delaware corporation (the “Issuer”).

(b)          The principal executive offices of the Issuer are located at 14000 Carlson Parkway, Plymouth, Minnesota 55441.

Item 2.                  Identity and Background.

(a)          The persons and entities filing this statement are The Tile Shop, Inc. (“TS, Inc.”) and Robert A. Rucker (“Rucker” and, together with TS, Inc., the “Reporting Persons”).

(b)          The address of the principal place of business of each of the Reporting Persons is 14000 Carlson Parkway, Plymouth, Minnesota 55441.

(c)          The principal business of TS, Inc. is investing in securities of the Issuer. The principal occupation of Rucker is serving as the chief executive officer of the Issuer.

(d)          None of the Reporting Persons described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Reporting Persons described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)          TS, Inc. is incorporated in the State of Minnesota. Rucker is a citizen of the United States of America.

Item 3.                  Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4.                  Purpose of Transaction.

On August 21, 2012, pursuant to the terms of that certain Contribution and Merger Agreement, dated as of June 27, 2012, by and among JWC Acquisition Corp. (“JWCAC”), The Tile Shop, LLC (“TSLLC”), the members of TSLLC, Nabron International, Inc., the Issuer, Tile Shop Merger Sub, Inc., and Peter J. Jacullo III, in his capacity as Sellers’ Representative (the “Contribution and Merger Agreement”), TS, Inc. contributed its membership interests in TSLLC to the Issuer in exchange for 8,313,792 shares of Common Stock (the “Closing Shares”), a cash payment of $23,792,480.87, and a promissory note in the principal amount of $18,887,728.78 (the “Promissory Note”). The purpose of the transactions contemplated by the Contribution and Merger Agreement was to combine JWCAC and TSLLC as subsidiaries of the Issuer (the “Business Combination”).

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TS Inc. has entered into a lock-up agreement pursuant to which it will not sell any of the Closing Shares until the earlier of (i) one year after the closing date of the Business Combination, (ii) the date on which the last sales price of the Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30 trading day period commencing at least 150 days after the closing date of the Business Combination and (iii) the date on which the Issuer consummates a liquidation, merger, stock exchange or similar transaction that results in all of the stockholders of the Issuer having the right to exchange their shares of Common Stock for cash, securities or other property. These transfer restrictions do not apply to certain permitted transfers, including transfers to family members, entities established for estate planning purposes, controlled corporations and other entities.

In the event that the Promissory Note and other similar promissory notes of like tenor and term issued in connection with the Business Combination (collectively, the “Notes”) are not repaid by the Issuer in full by the third anniversary of the consummation of the Business Combination, up to an aggregate of $20,000,000 of the then outstanding principal amount of the Notes will be convertible into shares of Common Stock at a conversion price of $10.00 per share.

Pursuant to the terms of that certain Registration Rights Agreement, dated as of June 27, 2012, by and among certain former direct and indirect holders of membership interest in TSLLC (the “Sellers”), the members of JWC Acquisition LLC (the “Sponsor”), and the Issuer (the “Registration Rights Agreement”), the Sellers and the members of the Sponsor hold registration rights with respect to the shares of Common Stock issued or distributed to such parties in connection with the Business Combination. The holders of a majority in interest of the Common Stock held by the Sellers will be entitled to require the Issuer, on up to four occasions, to register under the Securities Act of 1933, as amended (the “Securities Act”) the shares of Common Stock that they received in the Business Combination or may receive upon conversion of the Notes. Demand registration may be made pursuant to the Registration Rights Agreement so long as the estimated market value of the shares of Common Stock to be registered is at least $10,000,000. The holders of a majority in interest of the Common Stock held by the Sellers may elect to exercise these registration rights at any time after the earlier of (i) one year after the closing date of the Business Combination, (ii) the date on which the last sales price of the Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30 trading day period commencing at least 150 days after the closing date of the Business Combination and (iii) the date on which the Issuer consummates a liquidation, merger, stock exchange or similar transaction that results in all of the stockholders of the Issuer having the right to exchange their shares of Common Stock for cash, securities or other property. In addition, the Sellers and the members of the Sponsor have certain ‘‘piggyback’’ registration rights on registration statements filed by the Issuer following the Business Combination.

On August 21, 2012, in connection with the Business Combination, and pursuant to the terms of that certain Warrant Purchase Agreement, dated as of June 27, 2012, by and among JWC Warrant Holdings, LLC and the other parties thereto (the “Warrant Letter Agreement”), TS, Inc. purchased warrants to purchase up to 1,204,528 shares of JWCAC common stock for an aggregate purchase price of $922,046.37, which became exercisable for an equal number of shares of Common Stock upon the consummation of the Business Combination (the “Warrants”). Pursuant to the terms of that certain Warrant Agreement, dated as of November 17, 2010, by and between JWCAC and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”), the Warrants have an exercise price per underlying share of Common Stock of $11.50 and become exercisable on September 20, 2012. Notwithstanding the foregoing, pursuant to the terms of that certain letter agreement, dated as of August 21, 2012, by and between the Issuer, TS, Inc., and Rucker (the “20% Letter Agreement”), TS, Inc. and its affiliates agreed to exercise the Warrants only on a cashless basis and that the maximum number of shares of Common Stock issuable upon exercise of the Warrants shall be the lesser of (i) 434,968 shares of Common Stock or (ii) a number of shares that may be issued without Rucker’s beneficial ownership of shares of Common Stock exceeding 20 percent of the total number of issued and outstanding shares of Common Stock. The funds used to purchase the Warrants were obtained by TS, Inc. in connection with the Business Combination, as set forth above.

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On August 21, 2012, in connection with the consummation of the Business Combination, Rucker was granted 250,000 shares of restricted Common Stock by the Issuer, which will vest and become unrestricted as to one-third of the total number of shares of Common Stock on each of December 31, 2013, 2014, and 2015, subject to Rucker’s continued service as an employee, officer, or director of the Issuer.

As a result of Rucker’s role as the chief executive officer and a member of the board of directors of the Issuer, Rucker may have communications regarding, and a significant influence with respect to, the operational, strategic, financial, and governance matters of the Issuer.

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market, and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide. Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board of directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5.                  Interests in Securities of the Issuer.

(a), (b), (c)          The information contained on the cover pages to this statement on Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 5, as applicable.

(d)          None.

(e)          Not applicable.

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Item 6.                  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained on the cover pages to this statement on Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

Item 7.                  Material to be Filed as Exhibits.

Exhibit No.	Description

1.	Joint Filing Statement

2.	Contribution and Merger Agreement, dated June 27, 2012, by and among JWC Acquisition Corp., The Tile Shop, LLC, the members of The Tile Shop, LLC, Nabron International, Inc., Tile Shop Holdings, Inc., Tile Shop Merger Sub, Inc., and Sellers’ Representative (incorporated by reference to Exhibit 2.1 to Amendment No. 1 to Registration Statement on Form S-4 filed by the Issuer on July 23, 2012)

3.	Form of Promissory Note by and between Tile Shop Holdings, Inc. and each Seller (incorporated by reference to Exhibit 2.1 to Amendment No. 1 to Registration Statement on Form S-4 filed by the Issuer on July 23, 2012)

4.	Sellers Lock-Up Agreement, dated June 27, 2012, by and among Nabron International, Inc., The Tile Shop, Inc., ILTS, LLC, JWTS, Inc., certain other members of The Tile Shop, LLC, Tile Shop Holdings, Inc. and JWC Acquisition Corp. (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by JWC Acquisition Corp. on June 27, 2012)

5.	Registration Rights Agreement, dated June 27, 2012, by and among JWC Acquisition Corp., Tile Shop Holdings, Inc., certain members of JWC Acquisition, LLC, Nabron International, Inc., The Tile Shop, Inc., JWTS, Inc. and certain other members of The Tile Shop, LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by JWC Acquisition Corp. on June 27, 2012)

6.	Warrant Purchase Agreement, dated June 27, 2012, by and among JWC Warrant Holdings, LLC, Nabron International, Inc., The Tile Shop, Inc., JWTS, Inc., and certain other members of The Tile Shop, LLC. (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by JWC Acquisition Corp. on June 27, 2012)

7.	Warrant Agreement, dated November 17, 2010, by and between JWCAC and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by JWC Acquisition Corp. on November 24, 2010)

8.	Restriction on Exercise of Warrants Agreement, dated August 21, 2012, by and among Tile Shop Holdings, Inc., The Tile Shop, Inc, and Robert A. Rucker

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      August 29, 2012

THE TILE SHOP, INC.

By:	/s/ Robert A. Rucker
Name: Robert A. Rucker
Title: President

/s/ Robert A. Rucker
Name: Robert A. Rucker

EXHIBIT INDEX

Exhibit No.	Description

1.	Joint Filing Statement

2.	Contribution and Merger Agreement, dated June 27, 2012, by and among JWC Acquisition Corp., The Tile Shop, LLC, the members of The Tile Shop, LLC, Nabron International, Inc., Tile Shop Holdings, Inc., Tile Shop Merger Sub, Inc., and Sellers’ Representative (incorporated by reference to Exhibit 2.1 to Amendment No. 1 to Registration Statement on Form S-4 filed by the Issuer on July 23, 2012)

3.	Form of Promissory Note by and between Tile Shop Holdings, Inc. and each Seller (incorporated by reference to Exhibit 2.1 to Amendment No. 1 to Registration Statement on Form S-4 filed by the Issuer on July 23, 2012)

4.	Sellers Lock-Up Agreement, dated June 27, 2012, by and among Nabron International, Inc., The Tile Shop, Inc., ILTS, LLC, JWTS, Inc., certain other members of The Tile Shop, LLC, Tile Shop Holdings, Inc. and JWC Acquisition Corp. (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by JWC Acquisition Corp. on June 27, 2012)

5.	Registration Rights Agreement, dated June 27, 2012, by and among JWC Acquisition Corp., Tile Shop Holdings, Inc., certain members of JWC Acquisition, LLC, Nabron International, Inc., The Tile Shop, Inc., JWTS, Inc. and certain other members of The Tile Shop, LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by JWC Acquisition Corp. on June 27, 2012)

6.	Warrant Purchase Agreement, dated June 27, 2012, by and among JWC Warrant Holdings, LLC, Nabron International, Inc., The Tile Shop, Inc., JWTS, Inc., and certain other members of The Tile Shop, LLC. (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by JWC Acquisition Corp. on June 27, 2012)

7.	Warrant Agreement, dated November 17, 2010, by and between JWCAC and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by JWC Acquisition Corp. on November 24, 2010)

8.	Restriction on Exercise of Warrants Agreement, dated August 21, 2012, by and among Tile Shop Holdings, Inc., The Tile Shop, Inc, and Robert A. Rucker

Exhibit 1

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached statement on Schedule 13D (and any amendments thereto) relating to the Common Stock of Tile Shop Holdings, Inc. is filed on behalf of each of the undersigned.

Date:     August 29, 2012

THE TILE SHOP, INC.

By:	/s/ Robert A. Rucker
Name: Robert A. Rucker
Title: President

/s/ Robert A. Rucker
Name: Robert A. Rucker

Exhibit 8

August 21, 2012

Tile Shop Holdings, Inc.

1400 Carlson Parkway

Plymouth, MN 55441

Re:	Restrictions on Exercise of Warrants

Ladies and Gentlemen:

This letter agreement (“Letter Agreement”) is being delivered to Tile Shop Holdings Inc. (“Holdings”) simultaneously with the consummation of the transactions contemplated under the Contribution and Merger Agreement dated June 29, 2012 by and among The Tile Shop LLC, ILTS, LLC, Tile Shop Inc., JWTS, Inc. and each of the other members of The Tile Shop, LLC, Nabron International, Inc., Holdings, Tile Shop Merger Sub, Inc., Peter Jacullo, in his capacity as Sellers’ Representative and JWC Acquisition Corp. (the “Contribution and Merger Agreement”).

1.          This Letter Agreement relates to the warrants to acquire 1,204,528 shares of common stock of JWC Acquisition Corp. that will be purchased by Tile Shop Inc. upon the consummation of the transactions contemplated under the Contribution and Merger Agreement and, upon such consummation, will become exercisable for an equal number of shares of Holdings common stock (the “Warrants”).

2.          In order to induce Tile Shop Inc. and Robert Rucker to enter into this Letter Agreement, Holdings hereby agrees that, for so long as Robert Rucker, any family member of Robert Rucker (which, for this purpose, shall include any of Robert Rucker’s siblings, spouse, ancestors or lineal descendants) and any entities in which Robert Rucker or any family member of Robert Rucker has an ownership interest (including Tile Shop Inc.) (the “Rucker Control Group”) hold the Warrants, Tile Shop Inc. and the other members of the Rucker Control Group shall have the right to exercise the Warrants in the manner provided with respect to Sponsor Warrants set forth in Section 3.3.1(c) of the Warrant Agreement dated November 17, 2010 between JWC Acquisition Corp. and Continental Stock Transfer & Trust Company (the “Warrant Agreement”).

3.          In consideration of the foregoing, Tile Shop Inc. and Robert Rucker hereby agree that:  (i) so long as the Warrants are held by Tile Shop Inc. or any other member of the Rucker Control Group, the Warrants may be exercised only on a cashless basis in the manner provided with respect to Sponsor Warrants set forth in Section 3.3.1(c) of the Warrant Agreement and the maximum number of shares of Holdings common stock that may be issuable upon exercise of each Warrant shall be .3611 shares and the aggregate maximum number of shares of Holdings common stock that may be issuable upon exercise of all of the Warrants shall be 434,968 shares, subject to adjustment in accordance with Section 4 of the Warrant Agreement; and (ii) Tile Shop Inc. and the other members of the Rucker Control Group shall not have the right to exercise the Warrants to the extent that after giving effect to such exercise, Tile Shop Inc. and the other members of the Rucker Control Group would hold more than 20% of the issued and outstanding shares of Holdings common stock immediately after giving effect to such exercise or such exercise would, in the reasonable determination of Holdings, otherwise cause Section 197(f)(9) of the Internal Revenue Code of 1986, as amended (the “Code”) or any corollary thereto to apply to the amortization of any “Section 197 intangibles” (within the meaning of Section 197(d) of the Code) by Holdings after the date hereof. Holdings will direct each of the certificates evidencing the Warrants to be legended with the foregoing restrictions. Tile Shop Inc. and Robert Rucker acknowledge and agree that as of the date hereof, in order to comply with the limit set forth in Section 3(ii) of this Letter Agreement, the Warrants may be exercised on a cashless basis for a maximum of 2,730 shares of Holdings Common Stock.

4.          Tile Shop Inc. and Robert Rucker hereby represent that as of the date of this Letter Agreement, Tile Shop, Inc. holds 8,313,792 shares of Holdings common stock and Robert Rucker holds 250,000 shares of Holdings common stock and that no member of the Rucker Control Group holds any other shares of Holdings common stock or options or warrants to purchase shares of Holdings common stock.

5.          Upon the assignment, sale or other transfer of all or any portion of the Warrants to any person other than a member of the Rucker Control Group, such Warrants shall be treated as “Public Warrants” and may be exercised for cash or on a cashless basis in accordance with the terms of the Warrant Agreement and shall no longer be subject to the restrictions upon exercise contained in this Letter Agreement. The assignment, sale or other transfer of the Warrants, by operation of law or otherwise to any person who is a member of the Rucker Control Group will be subject to the transferee entering into a written agreement with Holdings agreeing to be bound by the restrictions on exercise set forth in this Letter Agreement.

6.          Tile Shop Inc. and Robert Rucker have full right and power, without violating any agreement to which they are bound, to enter into this Letter Agreement.

7.          This Letter Agreement, and the exhibits thereto, constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by the parties hereto.

8.          Neither party may assign either this Letter Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other party. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Letter Agreement shall be binding on the undersigned and each of his or her heirs, personal representatives and assigns.

9.          This Letter Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The parities hereto (i) agree that any action, proceeding, claim or dispute arising out of, or relating in any way to, this Letter Agreement shall be brought and enforced in the courts of New York City, in the State of New York, and irrevocably submits to such jurisdiction and venue, which jurisdiction and venue shall be exclusive and (ii) waives any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.

10.          Any notice, consent or request to be given in connection with any of the terms or provisions of this Letter Agreement shall be in writing and shall be sent by express mail or similar private courier service, by hand delivery or facsimile transmission.

11.          This Letter Agreement shall terminate on the sale, exercise and expiration of all of the Warrants.

[Signature page follows]

Sincerely,

The Tile Shop, Inc.

By:	/s/ Robert A. Rucker
Robert A. Rucker

Acknowledged and Agreed:

TILE SHOP HOLDINGS, INC.

By:	/s/ Robert A. Rucker
Name:	Robert A. Rucker
Title:	President

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